Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Meridian Gold announces record second quarter 2007 financial results and exploration update

    (All dollar amounts in U.S. currency)

    RENO, NV, July 24 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX:MNG)(NYSE:MDG) is pleased to announce record results for the quarter ended June 30, 2007. Meridian Gold continues its commitment to be The
Premier Value Gold Mining Company, with a focus on returns to all stakeholders and a dedication to responsible mining.

    <<
    HIGHLIGHTS:
    -----------

    -   Record revenues of $84.3 million on sales of 78,500 ounces of gold and 2.2 million ounces of silver
    -   Record net earnings of $24.5 million, or $0.24 per share
    -   Record operating cash flow of $36.5 million
    -   Consolidated gold production of 80,400 ounces at a negative net cash cost of $(58) per ounce fueled by record quarterly silver production of 2.3 million ounces and production of
        870 tonnes of zinc
    -   Extended the strike length of the Al Este vein at El Penon to
        2.85 kilometers
    -   Continued to accelerate the resource conversion at Minera
        Florida
    -   Extended mineralization at the Company's 100% Mercedes
        project in Mexico
    -   Commenced production at the Company's Rossi/Storm project
        with Barrick Exploration
    -   Entered into a fully underwritten US$300,000,000 Revolving
        Credit Facility with UniCredit Group
    -   Commenced work towards a pre-feasibility study at the
        Amancaya deposit south of El Penon
    -   Obtained two key environmental approvals at El Penon
    -   Continued Minera Florida expansion plans to bring total mill throughput to 65,000 tonnes per month and annual gold
        production to over 100,000 ounces by the end of 2008
    -   Began metallurgical testing at the Company's 56.7% Jeronimo joint venture project with CODELCO
    >>

    Edward C. Dowling, President and Chief Executive Officer of Meridian Gold
commented, "Looking at the second quarter operational and financial results, I am pleased to see the organization's continued growth and record setting performances. The Company again delivered solid operational results from all three of our producing mines, with the results exceeding our own internal expectations for the quarter. Our exploration team continues to deliver exciting exploration results, further driving Meridian Gold's organic growth at our 100%-owned properties including the Mercedes project in Mexico, and at our Chilean El Penon and Minera Florida operations. The Company is on track to continue its strategic growth initiatives, while delivering exceptional returns to all of our shareholders."

    Exploration Highlights
    ----------------------

    El Penon, Chile

    The 2007 exploration drill program at El Penon re-commenced early in the first quarter 2007. The principal exploration targets were the extension and infill drilling of the Al Este deposit, the extension of the Dorada deposit to the south and for additional new vein discoveries in the northern section of the property.
    At Al Este, exploration drilling has now tested the structure between section 7,306,840N to the north and section 7,303,990N to the south, for a total strike length of 2.85 kilometers. Proven mineralization to date requires additional drilling to continue to outline the limits of the economic ore shoots. Exploration drilling will continue at Al Este in combination with an infill drilling program to convert resources to reserves during the second half of the year.

    The following table contains the best results to date from the Al
    Este vein structure:

    <<
    -----------------------------------------------------------------
     Hole           Grid     From     To   Interval   Au g/t   Ag g/t
    -----------------------------------------------------------------
                              (m)     (m)     (m)
    -----------------------------------------------------------------
    SDX0056      7306660      320     322     1.11     5.63    158.5
    -----------------------------------------------------------------
    SPA0070      7306661      414     415     0.52      5.3      245
    -----------------------------------------------------------------
    SPA0074      7303990      190     192      1.7      5.6      272
    -----------------------------------------------------------------
    SPA0077      7304008       82      84     1.33     9.14     56.5
    -----------------------------------------------------------------
    SPA0081      7306600      400     401     0.37     26.9     27.4
    -----------------------------------------------------------------
    SPA0084      7304170      248     249     0.64      6.7       73
    -----------------------------------------------------------------
    SPA0085      7304290      281     282     0.66      5.0      249
    -----------------------------------------------------------------
    SPA0088      7304232      189     190     0.69     26.9     48.1
    -----------------------------------------------------------------
             and              262     263     0.71     18.0     1276
    -----------------------------------------------------------------
    SPA0096      7304110      193     194     0.59      6.2     24.3
    -----------------------------------------------------------------
             and              208     209     0.59      5.9     23.9
    -----------------------------------------------------------------
    >>

    At Dorada, three deep reverse circulation drill holes were completed to extend the southern limits of the Dorada ore body. The holes, which were all drilled from the surface, intersected quartz veining and hole SPD0001 returned
1.31 meters at 12.1 grams per tonne gold and 517 grams per tonne silver. This intersection again extends the Dorada ore body an additional 200 meters to the south. The remaining two holes SPD0002 and SPD0003 intersected anomalous gold and silver values; but appear to have been drilled too deep below the Dorada deposit.
    Fence drilling completed between Martillo Flats and Al Este has potentially discovered a new vein zone. The new zone, Esmeralda, was first intersected by hole SPM0011, which intersected a 12 meter interval of veining and hydrothermal breccia that returned 3.0 meters true width of 18.5 grams per tonne gold and 666 grams per tonne silver. Since the discovery hole, a total of 12 additional drill holes have been completed along strike of and down dip
of SPM0011. With the   intersection of SPM0018, a potential strike length of
at least 1 kilometer exists for the Esmeralda vein.

    The best results received to date for Esmeralda include:

    <<
    -----------------------------------------------------------------
    Hole            Grid     From     To   Interval   Au g/t   Ag g/t

    -----------------------------------------------------------------
                              (m)     (m)    (m)
    -----------------------------------------------------------------
    SPM0011      7305700      252     264      3.0     18.5      666
    -----------------------------------------------------------------
    SPM0012      7305694      301     303     0.96     1.12      2.2
    -----------------------------------------------------------------
    SPM0013      7305700      383     385     0.66     0.19     0.75
    -----------------------------------------------------------------
    SPM0014      7305631      256     259     2.18     5.29    249.3
    -----------------------------------------------------------------
             and              262     263     0.72     62.6     2278
    -----------------------------------------------------------------
    SPM0015      7305751      308     309      0.4     2.04     40.7
    -----------------------------------------------------------------
    SPM0017      7305700      NSV
    -----------------------------------------------------------------
    SPM0018      7304710      348     349     0.83     6.00      371
    -----------------------------------------------------------------
    SPM0019      7305580      264     265     0.60      5.6      234
    -----------------------------------------------------------------
    SPM0021      7305520      288     289     0.46      5.3      232
    -----------------------------------------------------------------
    SPM0023      7305816      NSV
    -----------------------------------------------------------------
    SPM0025      7305816      NSV
    -----------------------------------------------------------------
    SPM0027      7305880  Pending
    -----------------------------------------------------------------
    SPM0029      7305940  Pending
    -----------------------------------------------------------------
    >>

    Minera Florida

    At Minera Florida, with five drill rigs currently on site, Meridian
Gold's principal objective of this year's program is to expand the resource and convert a significant amount of last year's resource to reserves. The
Company expects that the majority of the Measured, Indicated and Inferred reported resource from the 2006 drilling campaign will be converted into the
Proven and Probable reserve category during 2007. The current drilling has focused on infill and expansion drilling of the Peumo and Hallazgo ore bodies.
    A total of 41 drill holes have been completed on the Peumo deposit, which has now been outlined along 500 meters of strike length and more than 200 meters vertically. The drilling completed during 2007 indicates an average grade of 4.97 grams per tonne gold, 120  grams per tonne silver and 0.89% zinc across an average true width of 5.9 meters.
    To-date in 2007, a total of 24 drill holes have been completed at the
Hallazgo deposit. The holes have defined an ore body that is approximately 150 meters long by 200 meters vertically with average grades of 7.90 grams per tonne gold, 104 grams per tonne silver and 1.87% zinc across an average true width of 3.51 meters.
    During the drilling of Hallazgo a new sub parallel vein was discovered in the hanging wall of Hallazgo. This new vein, Veta Tea has now been intersected in 14 drill holes and has returned average values of 18.1 grams per tonne gold, 82.3 grams per tonne silver and 2.03% zinc across an average true width of approximately 1.90 meters.
    Elsewhere on site, the tunnel was excavated to provide access for underground drilling at the Tribuna deposit. The Tribuna deposit was crosscut across a width of 3.7 meters and channel sampling has been completed across the exposed mineralization; results are pending.
    During the second quarter, diamond drilling commenced on the down dip extension of the Marisol deposit, which currently contains reserves of 122,744 tonnes at 7.94 grams per tonne gold, 50 grams per  tonne silver and 1.01% zinc and remains open down dip. The first drill hole completed at Marisol intersected the deposit approximately 50 meters below the reserve base and returned 14.27 grams per tonne gold, 9 grams per tonne silver and 1.31% zinc across a true width of 11.1 meters.
    The confirmation of results obtained last year at Peumo, Hallazgo and
Tribuna and the new discoveries made at Veta Tea and Marisol continue to support Meridian Gold's belief that the Alhue district holds substantial upside for additional discoveries.

    Mercedes, Mexico

    The Company continued its exploration program on the 100%-owned Mercedes project in Sonora, Mexico, located near Magdalena de Kino. During the second quarter a total of 34 core holes were completed on the Mercedes and Klondike
Vein targets. Year-to-date core drilling through the end of the second quarter totaled 15,019 meters in 63 core holes, with three diamond drill machines currently on site.
    Drilling within the Mercedes vein focused on extending the Corona de Oro ore shoot to depth and testing priority targets along 1.0 km of strike length to the southeast of Corona de Oro. Results from Corona de Oro continue to be impressive, highlighted by hole M07-091, which intersected 16.10 meters (6.5 meters true width) averaging 34.09 grams per tonne gold and 191 grams per tonne silver. Holes M07-118, M07-122, M07-125 and M07-127 all intersected ore grade mineralization in one or more veins, extending the Corona de Oro shoot over 100 meters to depth. With the vein intersection in M07-122 at the
745-meter elevation, the Corona de Oro ore shoot has now been traced over a vertical range of 415 meters and remains open.
    Twenty six drill holes were also completed on the Mercedes vein to test for grade continuity southeast of Corona de Oro. High grade mineralization in the Casa Blanca shoot, first identified by reverse circulation drilling in
2000-2001, was confirmed by core hole M07-103, which intersected 5.89 meters
(3.30 meters true width) of 25.01 grams per tonne gold and 397.3 grams per tonne silver. A third bonanza-grade ore shoot was intersected in the Sentinela area. The vein zone in holes M07-107 and M07-126 averaged 1.75 meters true width grading 122.69 grams per tonne gold and 425.0 grams per tonne silver.
Both the Casa Blanca and Sentinela ore shoots are open at depth.
    Drilling on the Klondike vein was initiated in the second half of June
2007. Two core holes were completed, with assays pending. During the third quarter, two drills will focus on outlining the limits of mineralization in the Rey de Oro and Klondike veins and the third drill will continue to define the limits of the Mercedes vein mineralization.

    The following table contains the best second quarter drill results from the Mercedes Vein Zone:

    <<
    -----------------------------------------------------------------
                                          Inter- True
    Hole    Vein   Zone       From    To    val  Width   Au    Ag
    -----------------------------------------------------------------
                               (m)    (m)   (m)   (m)    g/t   g/t
    -----------------------------------------------------------------
    M07-090 Merce- C.
            des    de Oro     248.4  249.9   1.5  1.1   7.06  107.0
    -----------------------------------------------------------------
    M07-091 Merce- C.
            des    de Oro     244.5  260.6  16.1  6.5  34.09  181.0
    -----------------------------------------------------------------
    M07-092 Merce- C.
            des    de Oro     347.5  355.1   7.6  2.0   6.41   13.5
    -----------------------------------------------------------------
    M07-093 Merce- C.
            des    de Oro     147.8  158.4  10.6  5.5   4.49  106.0
    -----------------------------------------------------------------
    M07-096 Merce- Senti-
            des    nela       162.8  163.9   1.2  0.9  11.65   19.0
    -----------------------------------------------------------------
            Merce- Senti-
            des    nela   and 175.0  176.4   1.4  1.2  16.25   49.9
    -----------------------------------------------------------------
    M07-098 Merce- Senti-
            des    nela       180.8  181.8   1.0  1.0   9.53   69.1
    -----------------------------------------------------------------
    M07-099 Merce- Casa
            des    Blanca     288.2  293.1   4.9  3.5   3.28   65.6
    -----------------------------------------------------------------
    M07-103 Merce- Casa
            des    Blanca     250.4  256.3   5.9  3.3  25.11  397.3
    -----------------------------------------------------------------
    M07-104 Merce- Senti-
            des    nela       189.7  191.4   1.8  1.7  13.17   76.4
    -----------------------------------------------------------------
    M07-107 Merce- Senti-
            des    nela       253.5  255.8   2.3  2.1 157.29  574.0
    -----------------------------------------------------------------
    M07-108 Merce- Senti-
            des    nela       198.9  201.2   2.3  1.9   6.98   77.0
    -----------------------------------------------------------------
    M07-109 Merce- Casa
            des    Blanca      46.0   52.3   6.3  3.7   5.30  236.0
    -----------------------------------------------------------------
            Merce- Casa
            des    Blanca and  82.7   84.9   2.3  1.3   4.84  184.0
    -----------------------------------------------------------------
    M07-111 Merce- Casa
            des    Blanca     127.5  128.9   1.3  0.9   6.72  213.5
    -----------------------------------------------------------------
    M07-118 Merce- C.
            des    de Oro     358.5  377.9  19.5 11.7   4.24  106.4
    -----------------------------------------------------------------
    M07-122 Merce- C.
            des    de Oro     406.1  422.4  16.3  9.0   5.14   31.3
    -----------------------------------------------------------------
    M07-122 Merce- C.
            des    de Oro and 416.1  422.4   6.3  3.5   8.23   40.2
    -----------------------------------------------------------------
    M07-125 Merce- C.
            des    de Oro     301.4  309.4   7.9  3.9  15.31   98.1
    -----------------------------------------------------------------
            Merce- C.
            des    de Oro and 325.5  328.7   3.2  1.6  18.59   93.0
    -----------------------------------------------------------------
            Merce- C.
            des    de Oro and 348.0  349.5   1.5  0.8  10.94   39.3
    -----------------------------------------------------------------
    M07-126 Merce- Senti-
            des    nela       301.5  303.1   1.6  1.4  70.79  201.8
    -----------------------------------------------------------------
    >>

    Drilling is also complete at Meridian Gold's 56.7% Jeronimo project, a joint venture with the Corporacion Nacional del Cobre de Chile ("CODELCO").
The intensive drill program was conducted in order to confirm the resource in addition to providing samples for the metallurgical testing. Initial results for the metallurgical testing are expected to be released during the third quarter.
    "The second quarter was another quarter of great successes for the exploration team," commented Darcy Marud, Meridian's Vice President of
Exploration. "At El Penon, not only did we further extend the strike length of the Al Este vein, but we also discovered a potential new vein system we are calling Esmeralda. The drill program at Minera Florida is affirming our belief that there is significant potential for further discoveries. In Mexico at the
Mercedes project; we continued to further delineate the vein systems and are presenting positive results from this on-going aggressive campaign. At
Jeronimo, we are pleased to report that the full drill program is complete and we are expecting to release a resource statement during the fourth quarter of this year. Organic growth remains one of the four key pillars of our strategic growth initiatives and the team is 100% committed to furthering this initiative."

    Operations Highlights
    ---------------------

    At El Penon, production for the second quarter totaled 60,900 ounces of gold and a quarterly record of 2.2 million ounces of silver. The 60,900 ounces of gold production exceeded our internal expectations by 13% for the quarter and year-to-date we are ahead of plan by 14%. On a gold equivalent basis, the mine produced 102,300 ounces. Average grades of 7.8 grams per tonne gold and
283 grams per tonne silver were processed through the mill at a record setting
2,845 tonnes per day. On a by-product basis, cash costs for gold totaled
$(134) per ounce and on a co-product basis, cash costs totaled $186 per gold ounce and $4 per ounce of silver. Expansion plans at El Penon remain on schedule to reach a sustained 2,800 tonnes per day in both the mine and the mill by the end of the year.
    In addition to production highlights from El Penon, the mine also received two key environmental permits for the planned expansion projects, including the authorization to increase mill processing up to 3,500 tonnes per day, and the authorization for full mining production at Fortuna.
    During the second quarter, the Company commenced a pre-feasibility study to evaluate the most economic extraction methods at the Amancaya deposit, located 120 kilometers south of the main core area of El Penon (see press release dated May 2, 2006 for the last released drill results). It is expected that this deposit will enhance the Company's overall production profile.
    Minera Florida produced 16,700 ounces of gold, 118,200 ounces of silver and 870 tonnes of zinc during the second quarter. On a by-product basis, gold was produced during the second quarter at a net cash cost of production of
$102 per ounce. The expansion project continued during the second quarter, with the submission of the environmental permits and the ordering of the new grinding mill and flotation cells.
    At the Rossi/Storm mine the Company and its joint venture partner,
Barrick Exploration, completed the first gold pour during the second quarter.
During the quarter, the mine produced approximately 7,100 gold ounces (100%
basis) at $322 per ounce and remains on track to begin full production during the third quarter.
    "During the second quarter, we elected to enter into a Revolving Credit
Facility for US$300,000,000 at a time when both our outlook and our cash position are strong. We anticipate that this facility will provide the necessary liquidity to execute our future growth plans when the need arises,"
commented Pete Dougherty, Meridian Gold's Vice President and Chief Financial
Officer. "With this announcement of yet another quarter of record financial and operational results, Meridian Gold continues to raise the bar in order to continue to deliver on our corporate objectives."

    Qualified Persons

    Mark Hawksworth, P. Geo., a Senior Project Geologist of Meridian Gold
Inc., has supervised the preparation of the Mercedes Project technical data contained within this release and serves as the "Qualified Person" as defined by National Instrument 43-101.
    William Wulftange, P. Geo., a Senior Project Geologist of Meridian Gold
Inc., has supervised the preparation of the El Penon and Minera Florida technical data contained within this release and serves as the "Qualified
Person" as defined by National Instrument 43-101.

    Qualified Statement

    All drill samples sent for assay at El Penon, Minera Florida and Mercedes are subject to a rigorous Quality Assurance and a Quality Control (QA/QC)
program that conforms to NI 43-101 standards. Duplicate reverse circulation drill samples are collected at 2 or 1 meter intervals, depending on type of drill target. One sample is sent for assay, and the duplicate is stored on site for verification and/or metallurgical purposes. All core or diamond drill samples are sawed or mechanically split with one half of the sample stored on site and the second half sent for assay utilizing the QA/QC procedures. Round
Robin verified blind standards are inserted into the sample stream along with barren, duplicate and unmineralized samples that test the sample preparation procedures, accuracy and precision of results and check for sample contamination at the lab. Acme Analytical Laboratories S.A. operates an on site preparation lab at El Penon that is closely monitored by the El Penon
QA/QC Management. Sample pulps produced on site are sent to Acme Laboratories in Santiago, Chile for analysis. Minera Florida samples are sent directly to
Acme Labs in Santiago for preparation work. All samples are assayed using standard Fire/AA procedures (Au-AA22, Ag-AA45). Gold results greater than
5 ppm(x) are re-analyzed using a gravimetric finish(xx) (AU-GRA22). Silver results greater than 100 ppm are re-analyzed using a complete acid digestion
(Ag-AA62) with silver assays greater than 300 ppm being re-analyzed using a gravimetric finish (Ag-GRA22). All samples from Mercedes are sent to a preparation lab in Hermosillo, Mexico that is operated by ALS Chemex. The prepared samples are forwarded to the ALS Chemex laboratory in Vancouver,
British Columbia where they are analyzed for gold and silver using standard
Fire/AA assay techniques, (Au-AA26, Ag-AA46). Any assay results that are not deemed statistically acceptable are rejected and not entered into the database.

    <<
    (x)parts per million
    (xx)results reported in grams per tonne
    >>

    CAUTIONARY STATEMENT

    Certain statements in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the
Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as "anticipate",
"estimate", "believe", "expect", "predict", "plan", "should", "may", "could"
and other similar expressions are intended to identify forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company's Annual Information Form and other periodic filings.
Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management's best judgment as of the date hereof based on information currently available.
    The Company's filings with the securities regulatory authorities in
Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.

    Second Quarter Conference Call
    ------------------------------

    Meridian Gold has elected to postpone the second quarter earnings conference call, previously scheduled for Wednesday, July 25, 2007 at 9:00
a.m. (EST). Meridian Gold will issue an announcement once the new date and time for the call have been determined.

    %CIK: 0001016888

    /For further information: Please visit our website at
www.meridiangold.com, or contact: Krista M. Muhr, Senior Manager, Investor
Relations, Tel: (800) 572-4519, Fax: (775) 850-3733, E-mail:
krista.muhr(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 11:12e 25-JUL-07